UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AerSale Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00810F106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00810F106	Page 2 of 17 Pages

(1)	Name of Reporting Persons: Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 3 of 17 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 4 of 17 Pages

(1)	Name of Reporting Persons: LGP Parts Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 5 of 17 Pages

(1)	Name of Reporting Persons: LGP Associates V LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 6 of 17 Pages

(1)	Name of Reporting Persons: GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 7 of 17 Pages

(1)	Name of Reporting Persons: Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 8 of 17 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 9 of 17 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 00810F106	Page 10 of 17 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,050,506 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,050,506 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,050,506 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.5% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 11 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation (f/k/a Monocle Holdings Inc.), a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), LGP Parts Coinvest LLC, a Delaware limited liability company (“Coinvest,” and, together with GEI V and GEI Side V, the “Investors”), LGP Associates V LLC, a Delaware limited liability company (“Associates”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot” and together with the foregoing entities and persons, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI V is the record owner of 20,027,681 shares of Common Stock, (ii) GEI Side V is the record owner of 6,007,654 shares of Common Stock, and (iii) Coinvest is the record owner of 15,171 shares of Common Stock. The principal business of each of GEI V, GEI Side V, and Coinvest is to pursue investments. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. Associates is an affiliate of the Investors. Associates’ principal business is to serve as the manager of Coinvest, and other similar entities. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Associates, and other similar entities. Due to their relationships with GEI V, GEI Side V, and Coinvest, each of Associates, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Investors. As such, Capital, Associates, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Associates, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Coinvest, Associates, Capital, Holdings, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

Schedule 13D

CUSIP No. 00810F106	Page 12 of 17 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI V held 20,027,681 shares of Common Stock, GEI Side V held 6,007,654 shares of Common Stock, and Coinvest held 15,171 shares of Common Stock, representing an aggregate of 26,050,506 shares of Common Stock. 26,050,506 shares of Common Stock were acquired as consideration in the merger (the “Merger”) pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 8, 2020, by and among Monocle Holdings Inc., AerSale Aviation, Inc. (f/k/a AerSale Corp.), Monocle Acquisition Corporation, Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and LGP, solely in its capacity as the Holder Representative (the “Merger Agreement”). Pursuant to the Merger, the Issuer acquired a business in which the Reporting Persons were invested.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Common Stock for investment purposes.

GEI V, GEI Side V, and Coinvest are party to an Amended and Restated Registration Rights Agreement with the Issuer, dated as of December 22, 2020 and filed herewith as Exhibit 7.2 (the “Registration Rights Agreement”), which provides the Investors with certain registration rights with respect to securities of the Issuer. For further information, see Item 6 and the Registration Rights Agreement filed herewith as Exhibit 7.2. The Investors are also party to a lock-up agreement with the Issuer (the “Lock-Up Agreement”), which includes certain lockup provisions to which the Reporting Persons’ shares are subject. For further information, see Item 6 and the Lock-Up Agreement filed herewith as Exhibit 7.3.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Agreement, the Registration Rights Agreement, and the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including in registered transactions pursuant to the registration rights provided for in the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. In connection therewith, the Reporting Persons may engaged advisors or consultants prior to taking any such actions. However, there can be no assurance that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. 00810F106	Page 13 of 17 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI V	26,050,506	63.5%
GEI Side V	26,050,506	63.5%
Coinvest	26,050,506	63.5%
Other Reporting Persons	26,050,506	63.5%

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transaction involving shares of Common Stock in the 60 days prior to the filing of this Schedule 13D.

(d)	None.

(e)	Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 8, 2020, the Issuer entered into the Merger Agreement, providing for the acquisition by the Issuer of a business in which the Reporting Persons were invested. In connection with the Merger Agreement, the Investors entered into the Registration Rights Agreement with the Issuer and certain other parties thereto. Pursuant to the Registration Rights Agreement, the parties to the Registration Rights Agreement have certain rights to require the Issuer to register the Common Stock, including one demand notice during the initial 180-day period following the expiration of the period commencing from the closing date of the transactions described herein and ending on the Lock-Up Period (as defined below). After such time, holders of at least 50% of the registrable securities then-outstanding may require the Issuer to effect one demand registration in any three-month period thereafter. The registration rights set forth in the Registration Rights Agreement also provide the holders of the Common Stock party thereto with unlimited piggyback registration rights, subject to certain exceptions as set forth in the Registration Rights Agreement. For further information, see the Registration Rights Agreement filed herewith as Exhibit 7.2.

As of the closing date of the transactions described herein, certain parties, including the Investors, entered into the Lock-Up Agreement, whereby such parties agreed that, subject to certain exceptions, they would not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of the Common Stock for a period of 180 days following the closing date or until such date following the closing date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property (the “Lock-Up Period”). For further information, see the Lock-Up Agreement filed herewith as Exhibit 7.3.

Pursuant to the terms of the Merger Agreement, the Investors are entitled to receive up to a maximum of 1,934,234 additional shares of Common Stock (any of such additional shares of Common Stock, the “Earn Out Shares”) subject to certain conditions. Half of the Earn Out Shares, or 967,117 shares, are issuable to the Investors if the closing sale price per share of Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days, and the remaining half of the Earn Out Shares are issuable if the closing sale price per share of the Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, in each case on or prior to the fifth anniversary of the closing date of the transactions described herein. At each target tranche, GEI V is entitled to receive 743,522 shares of Common Stock, GEI Side V is entitled to receive 223,032 shares of Common Stock, and Coinvest is entitled to receive 563 shares of Common Stock. For further information, see the Merger Agreement filed herewith as Exhibit 7.1.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Registration Rights Agreement, and the Lock-Up Agreement, filed herewith as Exhibits 7.1, 7.2, and 7.3, respectively, and incorporated herein by reference.

Schedule 13D

CUSIP No. 00810F106	Page 14 of 17 Pages

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1

Merger Agreement, dated as of September 8, 2020 (incorporated by reference to Exhibit 2.3 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.2

Registration Rights Agreement, dated as of December 22, 2020 (incorporated by reference to Exhibit 10.7 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.3

Lock-Up Agreement, dated as of December 22, 2020 (incorporated by reference to Exhibit 10.8 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.4	Joint Filing Agreement, dated December 30, 2020.

7.5	Power of Attorney, dated December 30, 2020.

Schedule 13D

CUSIP No. 00810F106	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of December 30, 2020

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Parts Coinvest LLC
By: LGP Associates V LLC, its Manager By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates V LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green V Holdings, LLC
By: LGP Management, Inc., its managing member

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106	Page 16 of 17 Pages

GEI Capital V, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106	Page 17 of 17 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary